SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement: Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 14, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform published by the Company on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 13, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688 Stock Abbreviation: S Shang Sinopec Announcement No.: Lin2014-17

Sinopec Shanghai Petrochemical Company Limited

Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important Notes:

•	The number of the floating shares restricted for sale to be listed and traded as a result of this share reform is 765,000,000 shares

•	The date of listing and trading of the floating shares restricted for sale as a result of this share reform is August 20, 2014

•	The balance of floating shares restricted for sale after this share reform is 4,920,000,000 shares

I.	Information relating to share reform

1.	The Share Reform Proposal (“Share Reform Proposal”) of Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai” or the “Company”) was approved in the A shareholders meeting of the Company on July 8, 2013, the record day for the implementation of the Company’s Share Reform Proposal was August 16, 2013, and the trading of the Company’s A shares resumed on August 20, 2013 after the implementation.

2.	There was no additional consideration arrangement under the Share Reform Proposal.

II.	Undertakings of the Company’s non-floating shareholders relating to the listing and trading this time and performance of such undertakings

All of the Company’s non-floating shareholders hereby undertake to comply with the laws, regulations and rules and discharge their statutory obligations. China Petroleum & Chemical Corporation (“Sinopec”), the controlling shareholder of the Company, hereby undertakes as follows:

1.	Sinopec shall not, within 12 months from the date the right to list and trade the non-floating shares of the Company is obtained (i.e. the first trading date after the implementation date of the Share Reform Proposal), list or transfer such non-floating shares; upon expiration of such 12-month period referenced in the immediately preceding sentence, Sinopec will list and offer for sale through stock exchange the non-floating shares, which shall not exceed 5% of the total capital of the Company within 12 months or 10% with 24 months.

2.	Sinopec shall, within 6 months from the date the right to list and trade of the non-floating shares of the Company is obtained (i.e. the first trading date after the implementation date of the Share Reform Proposal), propose to convene a meeting of the board of the Company according to the Company’s Articles of Association to review the proposal of using the Company’s capital reserve to increase the Company’s issued shares so that a shareholder holding every 10 shares will be entitled to receive at least four shares (inclusive), and to review the proposal of convening a shareholder’s meeting. Sinopec will vote for such proposal at the shareholders meeting of the Company.

3.	Sinopec shall, within 12 months from the date the right to list and trade the non-floating shares of the Company is obtained (i.e. the first trading date after the implementation date of the Share Reform Proposal), make a proposal to the board of the Company that it should propose a stock option incentive plan, with the initial exercise price of said stock option shall not be lower than the closing price on May 30, 2013, i.e. RMB6.43/share (subject to price adjustment as a result of dividends distribution or rights grant before the announcement of the draft stock option incentive plan), subject to compliance with related rules of the State-owned Assets Supervision and Administration Commission of the State Council and China Securities Regulatory Commission.

4.	Sinopec shall continue to support the development of the Company after the completion of the share reform and use the Company as a platform for development of related business in future.

Other non-floating shareholders of the Company shall not list or transfer such non-floating shares within 12 months from the date of implementation of the Share Reform Proposal (i.e. the first trading date after the implementation date of the Share Reform Proposal).

The status of the performance of the undertakings by the relevant shareholders is as follows:

1.	By the announcement date, the floating shares restricted for sale held by Sinopec and other non-floating shareholders were locked with Shanghai Branch of China Securities Depository and Clearing Corporation Limited and were not listed for trading or transferred.

2.	On August 27, 2013, Sinopec submitted to the board of the Company the Improved Share Reform Proposal on Cash Dividend and Capitalization of Capital Reserve and Surplus Reserve for the First Half of 2013, and proposed that the board of the Company should review the following proposal: on the basis of the aggregate share capital of 7.2 billion shares, the company shall distribute 3.36 shares on every 10 shares using the capital reserve of RMB2.421 billion accrued from the premiums of share issuance, and distribute 1.64 shares on every 10 shares using the surplus reserve, and distribute dividend of RMB0.5 (tax inclusive) in cash on every 10 shares for the first half year; further, Sinopec confirmed to vote for the proposal at the shareholders meeting of the Company. The proposal was considered and adopted at the 15th session of the 7th board of the Company held on August 28, 2013, and was considered and adopted in the first meeting of A shareholders for year 2013 held on October 22, 2013, the first meeting of H shareholders for year 2013 and the first interim shareholders meeting for year 2013. In December 2013, the Company implemented the Improved Share Reform Proposal on Cash Dividend and Capitalization of Capital Reserve and Surplus Reserve for the First Half of 2013.

3.	Other undertakings are being performed except for the above.

III.	Changes in capitalization structure and shareholding after implementation of Share Reform Proposal up to date

1.	Changes in capitalization structure after implementation of Share Reform Proposal up to date

In December 2013, the Company implemented the Improved Share Reform Proposal on Cash Dividend and Capitalization of Capital Reserve and Surplus Reserve for the First Half of 2013. The total share capital of the company is 10.8 billion shares after the implementation of the proposal.

No.	Shareholder name	After implementation of consideration arrangement for share reform		Prior changes		By the listing date of floating shares restricted for sale
		Number of floating shares restricted for sales	Percentage of total share capital	Reason of change	Change in share number	Remaining floating shares restricted for sales	Percentage of total share capital
1	China Petroleum & Chemical Corporation	3,640,000,000	50.56%	share distribution as a result of capitalization of capital reserve	1,820,000,000	5,460,000,000	50.56%
2	Shanghai Kangli Industry and Trading Co., Ltd., etc.	150,000,000	2.08%	share distribution as a result of capitalization of capital reserve	75,000,000	225,000,000	2.08%

	Total	3,790,000,000	52.64%		1,895,000,000	5,685,000,000	52.64%

The calculation of the number of floating shares restricted for sale for the current listing is based on the aggregate share capital of the Company after capitalization of the Company’s capital reserve.

2.	Changes in shareholding after implementation of Share Reform Proposal up to date

No.	Shareholder name	Number of shares before implementation	Number of shares after implementation	Change in share number[1]	Name of Existing Shareholder	Shareholding of existing shareholder	Reason for change
1	The dedicated account for the securities whose owners have not been determined by the issuer[2]	22,877,250	18,677,250	-750,000	China Union Holdings Ltd.	750,000	After completing the share ownership verification and registration formalities, the relevant shareholders have received the shares transferred from “the dedicated account for the securities whose owners have not been determined by the issuer”.
				-750,000	Shandong Shangsu Group Co., Ltd.	750,000
				-600,000	Shanghai Shanyang Nonggongshang Industry Co., Ltd.	600,000
				-525,000	Beijing Chemical & Light Industrial Material Corporation	525,000
				-525,000	China Chemical Supply & Sales Northeast Co., Ltd.	525,000
				-450,000	Shanghai Songjiang Gas Co., Ltd.	450,000
				-300,000	Shenzhen Chemical & Light Industry Co., Ltd.	300,000
				-300,000	China Nuclear Industry Fifth Construction Corporation	300,000
				-150,000	Shanghai DongJing Economic Unite Co., Ltd.	150,000
				-150,000	Suzhou Carbon Black Co., Ltd.	150,000
2	Zhejiang Caijian Property Lease Co., Ltd.	1,500,000	0	-1,500,000	Zhejiang Zhongrun Assets Management Co., Ltd.	1,500,000	Zhejiang Zhongrun Assets Management Co., Ltd and Zhejiang Caijian Property Lease Co., Ltd. completed the registration of their merger with the industry and commercial authority on September 11, 2013. Zhejiang Zhongrun Assets Management Co., Ltd is the surviving party.
3	Wu Xian Shilin Industrial and Forest Industry Co., Ltd.	105,000	0	-105,000	Suzhou Wuzhong District Forest	105,000	Because Wu Xian Shilin Industrial and Forest Industry Co., Ltd was de-registered, the original social legal-person shares of Sinopec Shanghai (600688) held by Wu Xian Shilin Industrial and Forest Industry Co., Ltd. were assumed by Suzhou Wuzhong District Forest after the notarization by Jiangsu Suzhou Wuzhong District Notary Office.

Note 1: The aggregate listed and tradable shares corresponding to the floating shares restricted for sale held by original shareholders will not change after the transfer (or auction, ect.) of shares by the original shareholders.

Note 2: The account is the dedicated account for the non-floating shareholders who have not completed the share ownership verification and registration formalities. There are a total of 60 shareholders by the announcement date.

IV.	Capital possession by substantial shareholders

The Company does not have any funds being in the possession of substantial shareholders.

V.	Verification opinion of the sponsor

CITIC Securities Co., Ltd. (“CITIC Securities”) serves as the sponsor of the Company’s share reform. As required by Memorandum No. 14 Relating to Share Reform by Listed Companies — Certain Issues Relating to Listing of Floating Shares Restricted for Sale Arising from Share Reform issued by the Shanghai Stock Exchange, CITIC Securities reviewed and verified the matter of release of trading restriction imposed on the relevant shareholders of the Company, and issued the Verification Opinions of CITIC Securities Co., Ltd. on Application by Sinopec Shanghai Petrochemical Company Limited for Listing and Trading of the Floating Shares Restricted for Sale, and has given its conclusive opinion as follows:

1.	The current listing and trading of the floating shares restricted for sale by Sinopec Shanghai is in compliance with applicable laws and regulations;

2.	Sinopec Shanghai’s shareholders of floating shares restricted for sale have strictly performed their respective undertakings relating to the share reform;

3.	There is no substantial obstacle preventing the current listing and trading of the floating shares restricted for sale by Sinopec Shanghai;

4.	Sponsor and sponsor representatives approve the current listing and trading of the floating shares restricted for sale by Sinopec Shanghai.

VI.	Information of floating shares restricted for sale for the current listing

1.	The number of the floating shares restricted for sale to be listed is 765,000,000 shares;

2.	The listing and trading date of the floating shares restricted for sale is August 20, 2014;

3.	Breakdown of floating shares restricted for sale to be listed

No.	Shareholder name	Number of Floating Shares Restricted for Sale	Percentage of Floating Shares Restricted for Sale out of total share capital	Share number for the current listing (share)	Balance of Floating Shares Restricted for Sale (share)
1	China Petroleum & Chemical Corporation	5,460,000,000	50.56%	540,000,000	4,920,000,000
2	Jiangxi Textile Group Imp. & Exp. Co., Ltd.	240,000	0.002%	240,000	0
3	Other non-floating shareholders (260 in total)	224,760,000	2.08%	224,760,000	0

	Total	5,685,000,000	52.64%	765,000,000	4,920,000,000

4.	Difference between the current listing of floating shares restricted for sale and that stated in the Share Reform Proposal

Original shareholding		Current shareholding		Reason for change
Shareholder name	Number of shares (share)	Shareholder name	Number of shares (share)
China Petroleum & Chemical Corporation	3,640,000,000	China Petroleum & Chemical Corporation	5,460,000,000	Note 1
Shanghai Kangli Industry and Trading Co., Ltd. and other legal person shareholders	150,000,000	Jiangxi Textile Group Imp. & Exp. Co., Ltd.	240,000	Note 2
		Other non-floating shareholders (260 in total)	224,760,000	Note 1

Note 1: In December 2013, Sinopec Shanghai implemented the Improved Share Reform Proposal on Cash Dividend and Capitalization of Capital Reserve and Surplus Reserve for the First Half of 2013. According to the plan, on the basis of an aggregate share capital of 7.2 billion shares, the company shall distribute 3.36 shares on every 10 shares using the capital reserve of RMB2.421 billion accrued from the premiums of share issuance, and distribute 1.64 shares on every 10 shares using the surplus reserve, and distribute dividend of RMB0.5 (tax inclusive) in cash on every 10 shares for the first half year, resulting in the change in the number of shares it holds.

Note 2: Jiangxi Textile Group Imp. & Exp. Co., Ltd. held a total of 160,000 shares of the Company transferred from Jiangxi Polyester Plant upon the approval by the competent regulatory authority of state assets supervision. After the share distribution as a result of capitalization of capital reserve, Jiangxi Textile Group Imp. & Exp. Co., Ltd. holds a total of 240,000 state-owned legal person shares, which will all be listed.

5.	Prior listing of floating shares restricted for sale

The current listing is the first attempted listing of floating shares restricted for sale (solely as a result of the share reform) ever arranged by the Company.

VII.	Change in shareholding structure

Unit: share

		Before the current listing	Change in share number	After the current listing
Floating shares restricted for sale	1. Shares held by state-owned legal persons	5,460,240,000	-540,240,000	4,920,000,000
	2. Shares held by other domestic legal persons	224,760,000	-224,760,000	0

	Total amount of floating shares restricted for sale	5,685,000,000	-765,000,000	4,920,000,000

Floating shares not restricted for sale	1. A shares	1,620,000,000	765,000,000	2,385,000,000
	2. H shares	3,495,000,000	0	3,495,000,000

	Total floating shares not restricted for sale	5,115,000,000	765,000,000	5,880,000,000

Total Amount		10,800,000,000	0	10,800,000,000

VIII.	Special notice

Shareholders of the Company’s floating shares restricted for sale (shares originally subscribed by legal persons) who have not completed the share ownership verification and registration formalities should be informed that floating shares restricted for sale for which the share ownership verification and registration formalities have not been completed cannot be traded in the secondary market after the current listing of the floating shares restricted for sale. The relevant shareholders please contact with the Company and complete the share ownership verification and registration formalities as soon as possible.

Contact number: 021-57943143.

IX.	Reference documents

1.	Application Form for Listing of Floating Shares Restricted for Sale prepared by the board of the Company;

2.	Certificate of Verification of Number of Registered Securities Held by Investors;

3.	Verification Opinions of CITIC Securities Co., Ltd. on Application by Sinopec Shanghai Petrochemical Company Limited for Listing of Floating Shares Restricted for Sale;

4.	Other documents.

It is hereby announced.

Board of Directors

Sinopec Shanghai Petrochemical Company Limited

13 August 2014